Exhibit 99.2

Operation: Green Light
June 2010

EXPRESSJET

Forward-Looking Statements



These materials contain forward-looking statements. Statements including words such as "believes," "targets," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in these materials reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreements may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors," as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents





I. Situation Overview

Situation Overview



→ Tom Hanley recently joined ExpressJet to lead the Company through cost and operational initiatives that will drive significant additional cash flow generation and value creation in the near term

- The Board of Directors selected Tom specifically for his extensive experience in regional airlines and in successful restructurings

→ ExpressJet developed and began implementing its Operation: Green Light Plan during second quarter 2010

- Costs initiatives expected to drive operational efficiencies and substantial margin improvement
- Capital structure initiatives expected to improve balance sheet flexibility and credit profile

→ ExpressJet's Board of Directors engaged Goldman Sachs & Co. ("Goldman") and Seabury Securities LLC ("Seabury") as its financial advisors to support ExpressJet management's efforts in evaluating and developing its cost and capital structure initiatives



II. New Leadership at ExpressJet

New Leadership to Drive Restructuring



➜ In April 2010, ExpressJet appointed Tom Hanley as CEO, selected for his extensive industry experience, restructuring expertise, and reputation for operational excellence

➜ Tom's aviation industry experience includes senior executive operating roles, including:

- Director of the United Express network, overseeing a network of independent providers operating 2,000 daily departures

- Vice President of the US Airways Express division, which comprised four owned and nine independent airlines, operating 2,400 daily departures

- President of Republic Airlines, an EMB-170 operation established as a subsidiary of Republic Airways

- CEO of Shuttle America, a Saab-340 regional airline operator owned by Wexford Capital

➜ Tom also demonstrated success with corporate restructurings, most recently at Rhino Energy, a $450 million coal company based in Lexington, Kentucky

➜ Under new leadership, ExpressJet is poised to fully deploy the Operation: Green Light Plan and return the Company to sustainable profitability





III.   Operation: Green Light Initiatives

Operation: Green Light Initiatives



→ Profit improvement initiatives developed by ExpressJet management are underway and form an integral part of the Company's Operation: Green Light Plan

→ Seabury vetted the profit initiatives

- Seabury benchmarked status quo and future expectations against industry best practices and validated the reasonableness of management's Plan

- Seabury adjusted initiatives for implementation practicalities and augmented management's Plan based on Seabury experience from similar turn-around engagements

→ Seabury believes earnings improvements from initiatives represent realistic targets; however, upside within several initiatives exists and additional cost saving opportunities have been identified by management

EXPRESSJET

Operation: Green Light Initiatives *(cont)*



Management developed opportunities targeting up to $40 million run-rate benefit

Initiative	Area	Levers	Run-rate 2012+
Crew Productivity	Flight & In-Flight Operations	– Revise crew planning procedures in order to improve crew utilization and related travel expenses	$11.2
Maintenance Productivity and Vendor Costs	Maintenance Productivity & Vendor Costs	–Optimize and rebalance line maintenance scheduling –Unbundle aircraft component contracts to achieve better rates –Move from "scheduled" replacements to "on-condition" for interior components	6.3
Reduce Overhead and Eliminate Open Positions	All areas	– Target overhead reduction by function aligned with level of operations and industry best practice	5.2
Capacity Purchase Contracts	Revenue	– Collect additional revenues under contracts	3.5 – 7.0
Reduce Outside Services and Other Operating Expense	All areas	– Reduce outside services volume with right-sizing of company-wide headcount – Decrease rate on renewable contracts via rigorous RFP process – Reduce hotel, corporate governance, utilities and IT costs	2.4 – 3.4
Sub-total			$28.6 – $33.1 mm

Totals may not foot due to rounding.



Operation: Green Light Initiatives *(cont)*

Management developed opportunities targeting up to $40 million run-rate benefit

Initiative	Area	Levers	Run-rate 2012+
Reduce Workers' Compensation	All areas	- Invigorate management's attention to safety culture, claim closure and accountability - Expect actions to reduce restricted cash required for claims reserves that can be used to de-lever the balance sheet	$1.1–$1.8
Reduce Property Taxes	Corporate Real Estate	- Perform review of asset values for each applicable state	0.7
Reduce Marketing & Distribution Expenses	All areas	- Reduce cost from right-sizing charter operation	0.6
Reduce Facility Rentals	Corporate Real Estate	- Reduce rates on maintenance facilities with lease expirations - Rationalize space needs	0.5
Improve Ground Staff Efficiency	Ground	- Optimize staffing at each station; increased use of part-time staff within contractual limits	0.6
Reduce Insurance Expenses	All areas	- Right-size insurance placements/limits - Bid revised policies - Redesign existing medical plans	0.4–3.4
Sub-total			$3.9–$7.6 mm
Total initiatives			$32.6–$40.8 mm

EXPRESSJET

Totals may not foot due to rounding.



IV. Value Drivers

EXPRESS*JET*

Other Drivers of Enterprise Value



- ✈ ExpressJet has substantial untapped value inherent in its capital structure and operations

  - ExpressJet's training facility, inclusive of three full-motion simulators, and programs for pilots, flight attendants, and mechanics drives on-going value to the operations and would be costly to replicate

  - The current ExpressJet employees in FAA-certified positions represent a training investment of over $60 million

  - Ability to enhance liquidity through monetization of auction rate securities, sales of non-core assets and release of restricted cash

- ✈ Balance sheet assets include:

  - $77 million of unrestricted cash on balance sheet at the end of first quarter 2010

  - Over $160 million in net book value of spare parts, spare engines, simulators, and aircraft leasehold improvements that Continental has an obligation to purchase if its capacity purchase agreement with ExpressJet is not renewed

    - 36% is required collateral under ExpressJet's 11.25% Secured Convertible Notes due 2023